File No. 70-8879


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 2
                               TO
                            FORM U-1

            APPLICATION-DECLARATION WITH RESPECT TO
                THE FORMATION OF A JOINT VENTURE

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     EUA COGENEX CORPORATION
                    EUA COGENEX-CANADA, INC.
           P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

            (Name of companies filing this statement and address of principal executive offices)

                  EASTERN UTILITIES ASSOCIATES

       (Name of top registered holding company parents of
                    applicants or declarants)

               CLIFFORD J. HEBERT, JR., TREASURER
                  EASTERN UTILITIES ASSOCIATES
           P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

            (Name and address of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

                    ARTHUR I. ANDERSON, P.C.
                     McDermott, Will & Emery
                         75 State Street
                        Boston, MA  02109

ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION.

Item 1 is hereby amended and restated in its entirety as follows:

I. Overview of Application/Declaration. EUA Cogenex Corporation ("Cogenex"), a Massachusetts corporation and a wholly-owned subsidiary of Eastern Utilities Associates ("EUA"), a Massachusetts business trust and a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Cogenex's direct subsidiary, EUA Cogenex Canada, Inc. ("Cogenex-Canada," Cogenex and Cogenex-Canada are referred to together hereinafter as the "Applicants") are filing this joint application-declaration (the "Application") with the Securities and Exchange Commission (the "Commission"). The Application seeks approval to the extent required under the Act: (i) for Cogenex-Canada to form and fund a wholly-owned subsidiary tentatively to be called EUA Cogenex-Canada Energy Services, Inc. ("Newco"), which will enter into a joint venture with a subsidiary of Monenco Agra, Inc., a Canadian business corporation ("MA") for the purpose of providing energy conservation services;
(ii) for Newco to form and fund a joint venture (the "JV ESCO") with an MA subsidiary (the "MA Sub"); and (iii) for the Applicants to guarantee third-party obligations of the JV ESCO.

     Cogenex-Canada and MA intend to enter into a long-term relationship to provide energy conservation services through the JV ESCO principally for industrial sector customers in Canada (the "Territory"). Cogenex and MA entered into a Letter Agreement filed herewith as Exhibit B-1 in which they agreed to perform initial marketing, sales, auditing, bidding, job procurement and performance activities in preparation of forming the JV ESCO and to develop a long-term business plan for the JV ESCO. The term of the Letter Agreement is for one year (the "Interim Period"), unless sooner terminated (i) by the formation of the JV ESCO; (ii) by the decision of one or both of Cogenex-Canada and MA; (iii) by the bankruptcy or insolvency of either party; (iv) by failure to obtain the necessary corporate and regulatory approvals, including but not limited to, the Commission's authorization.

II.  Description of MA's and Cogenex-Canada's Businesses.

     Cogenex-Canada is engaged in the business of investing in energy conservation-related business activities: (i) employing energy efficiency technology and equipment primarily through shared savings agreements; and (ii) contracting to assist electric utilities in demand-side management activities including but not limited to shared-savings energy conservation projects and demand-side utility programs. (HCAR 35-26135, September 30, 1994).

     MA's business activities include engineering, construction, technology development and systems planning in electric generation and transmission; food, beverage and mineral processing; pharmaceuticals and biotechnology; transportation systems and facilities; telecommunications; and systems technology.

     III.  Formation of the JV ESCO.    The Applicants and MA
expect that the formation of the JV ESCO will create a more attractive provider of energy conservation services to customers within the Territory, thereby allowing Cogenex-Canada and MA to expand their customer bases and will provide synergies which will enable Cogenex-Canada and MA to provide their services in a more cost-effective and efficient manner, enhancing their profitability. Upon receipt of the Commission's authorization, Cogenex-Canada will form Newco and Newco will form a joint venture in Canada with the MA Sub. Their relationship will be governed by a joint venture agreement, a copy of which is filed as Exhibit B-2 hereto. Generally, each of Newco and MA will be a 50% partner in the JV ESCO, sharing equally in the capital contributions, allocation of profits and losses and distributions of the JV ESCO. The JV ESCO will be governed by a management committee comprised of one representative of each partner. Cogenex-Canada and MA will assign all contracts and business opportunities obtained during the Interim Period within the Territory at cost to the JV ESCO. The Applicants and MA will also be reimbursed by the JV ESCO for their expenses incurred during the Interim Period but not previously reimbursed and except for products and services provided by affiliates of the Applicants and MA which will be reimbursed at standard market rates. Newco and the MA Sub will make capital contributions in an amount initially expected to be approximately $1,000 each which will be used by the JV ESCO for working capital purposes. The Applicants and MA will subcontract personnel to the JV ESCO at cost as needed until such time, if any, as the JV ESCO employs its own personnel.

IV. Activity During the Interim Period. During the Interim Period, Cogenex-Canada and MA are performing initial marketing, sales, auditing, bidding, job procurement and performance activities for energy conservation services in the Territory.
All business opportunities and contracts derived from such activity, except for those independent, pre-existing relationships of Cogenex-Canada and its affiliates and MA and its affiliates, shall be subject to assignment to the JV ESCO.

     The Applicants and MA have each committed to providing employees and other resources as set forth in the Interim Business Plan which is attached to the Letter Agreement. During the Interim Period, the Applicants and MA will share the cost of their employees and support provided as set forth in the Letter Agreement.

V. The Applicants hereby requests authorization to the extent required under the Act (i) for Cogenex-Canada to form Newco as a new wholly-owned Canadian subsidiary; (ii) for Cogenex-Canada to purchase stock from, and make capital contributions, loans and open account advances to, Newco ("Investments"); (iii) if it becomes necessary in order to obtain third-party loans or to obtain more favorable terms from third parties, for the Applicants to guarantee the obligations of Newco or the JV
ESCO (Note 1); and (iv) for Newco to enter into the joint venture agreement that will govern the JV ESCO and for Newco thereafter to make Investments in the JV ESCO upon such terms as it deems commercially reasonable. The aggregate amount of any Investments in the JV ESCO together with the obligations guaranteed for the benefit of the JV ESCO will not exceed $15,000,000. The capital contributions by Cogenex-Canada and Newco will be exempt from the requirement of Commission authorization pursuant to Rule 45(b)(4), and any amount borrowed by the JV ESCO from third party lenders will be through loans exempt from the requirement of Commission authorization by Rule 52(b). The Applicants request that any goods or services furnished by Cogenex's divisions, EUA Nova and EUA Day to the JV ESCO be furnished at market prices to the extent such goods and services originate from the Applicants, pursuant to an exception from the requirements of 13(b) and Rules 90 and 91 thereunder as permitted by Rule 83(a), because the JV ESCO derives its income from sources outside of the United States (namely Canada). The principally types of goods and services which EUA Nova and EUA Day would provide to the JV ESCO would include engineering services and products used in energy conservation projects, and they would be provided on a competitive basis that neither favors nor discriminates against the JV ESCO, but in no event would they be furnished at less than cost. To the extent that the JV ESCO could obtain such goods and/or services on a more favorable basis from a nonaffiliated vendor, it would do so. Goods and/or services provided directly or indirectly to the JV ESCO by other affiliated entities of the Applicants would be provided at cost. The JV ESCO will not be providing goods or services to the Applicants or their affiliated companies.

Note 1:
Any guarantees made by Applicants which have recourse to EUA will count towards EUA's limitations under the Declaration with Respect to Authorization of a Revolving Credit Facility for
Eastern Utilities Associates and Certain of Its Subsidiaries
(File No. 70-8955).


ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.

     The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described are as follows:

               Legal Fees          $45,000
               Miscellaneous       $ 1,000
               Total               $46,000

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS  (* filed herewith)
(**confidential treatment requested)

     (a)  Exhibits.

        * Exhibit A-1         Form of Articles of Incorporation
                              of Newco.
        * Exhibit A-2         Form of By-Law No. 1 of Newco.
          Exhibit B-1         Letter Agreement between EUA
                              Cogenex Corporation and Monenco
                              Agra, Inc. dated as of January 11,
                              1996.
       ** Exhibit B-2         Form of joint venture agreement.
        * Exhibit F-1         Opinion of McDermott, Will & Emery
        * Exhibit F-2         Opinion of Johnston & Buchan
          Exhibit H           Proposed Form of Notice

     (b)  Financial Statements.

                   None

                            SIGNATURE

        Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned duly authorized individuals.

                                 EUA COGENEX CORPORATION

                                 EUA COGENEX-CANADA, INC.

                                 By:  /s/ Edward T. Liston
                                      Edward T. Liston
                                      Their President

Dated: July 8, 1997